Austin Legal Group, APC
Lawyers 3990 Old Town Ave, Ste A-101 San Diego, CA 92110 Licensed in California & Hawaii & Arizona Telephone (619) 924-9600 Facsimile (619) 881-0045	Writer’s Email: arden@austinlegalgroup.com

October 22, 2019

Johnathan Burr

Office of Real Estate & Construction

Division of Corporation Finance

Re:	American International Holdings Corp.
Amendment No. 1 to
Offering Statement on Form 1-A
Filed October 15, 2019
File No. 024-11080

Dear Mr. Burr:

Please see below for responses to the Division’s letter dated October 21, 2019 regarding the above captioned matter. All questions have been addressed in an Amendment No. 2 to the Offering Statement on Form 1-A, filed October 22, 2019 (“Amendment”) by American International Holdings Corp. (the “Company”), as further herein detailed.

Related Party Transactions of the Company Prior to the Exchange Agreement, page 27

1.	We note your response to comment 1. However, on page 28 you disclose that from January 31, 2018 to December 31, 2018, two officers loaned you a total of $163,508. Please identify the two individuals that gave you the loan

The disclosure on page 28 of the Amendment has been amended to identify the lenders as Jacob D. Cohen and Esteban Alexander.

We appreciate your time and attention in this matter.

Sincerely,

AUSTIN LEGAL GROUP, APC

Arden E. Anderson, Esq.